

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via E-mail
Sean Macdonald
Chief Executive Officer
Leatt Corporation
50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road
Durbanville, Western Cape, South Africa, 7441

> **Re:** **Leatt Corporation**
> **Registration Statement on Form 10-12G**
> **Filed April 30, 2012**
> **File No. 000-54693**

Dear Mr. Macdonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

       o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

       o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

3. Please provide us with mock-ups of any pages that include pictures or graphics to be presented that have not been included yet. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

4. Please revise to provide legible graphics and remove images that are not created, owned or licensed by you. For example, we note that some graphics on pages 8 and 10 are either not legible or incomplete. In addition, please confirm to us that you depicted only your products or employees in the graphics included in the filing.

5. Please define acronyms and industry terms after the initial instance that they are used such as "AMA" and "CIK."

6. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Our Business, page 4

Overview of Our Business, page 4

7. We note disclosure in the second paragraph stating that you have the right to use apparatus employing the Leatt-Brace technology. Please clarify whether you own the full

rights to the new products developed and manufactured by you with the Leatt-Brace technology.

8. Please revise to explain what the accreditation process entails and what it means to have your products accredited by these organizations. Also clarify whether the accreditation process is not mandatory. Additionally, revise to disclose that you cannot guarantee that you will receive the accreditations. Revise the Risk Factors section accordingly.

9. We note that your products are manufactured in China by third-party manufacturers. Please advise whether you have material agreements with these third-party manufacturers. Also provide an analysis explaining why you are not required to file the agreements with these third-party manufacturers.

10. Please clarify that your product is not required to be approved by the FDA.

Our Industry and Market Trends, page 6

Off-Road Motorcycle Market, page 6

11. Please advise us whether the data provided in this section was obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please also provide us with copies of these industry reports and revise your disclosure to reference your sources of information.

Our Industry and Market Trends, page 6

12. We note that the industry statistics disclosed in this section discuss markets which are broader than your current business and operations. To the extent that industry statistics are included in subsequent amendments, please revise this section to discuss industry statistics which are directly related to your current business and operations. We note that you manufacture and sell neck braces and other protective gear.

Our Products, page 7

13. We note your disclosure in the first paragraph of this section that you design, develop, distribute and market "over 1,000 products, parts, and accessories." Please revise to also disclose how many products you market, excluding parts and accessories and provide additional details regarding your main products and the types of derivative products. Due to the number of products, consider including the information in tabular format describing the major product categories.

14. Please revise to provide support for your belief that the GPX Pro and the DBX Pro are "the lightest and most comfortable neck braces on the market" or delete this statement.

15. We note that you have received a number of awards. If these awards are generally known or industry-wide, please briefly describe criteria for each award. In the alternative, if the awards are nominal or honorary, please add a brief and clear explanation that puts these awards in context or remove references to nominal or honorary awards.

16. Please briefly explain the CE certification process and indicate whether there is a similar certification in the United States.

17. Please revise the last paragraph on page 7 to also include your sales numbers for your most recent fiscal quarter.

Leatt Protection Range, page 8

18. We note your disclosure that you "expect to release further new hard and soft protection products in May 2013." Please revise to provide balancing disclosure that there is no guarantee that you will release new products.

19. Please revise to provide support for your disclosure that Leatt Adventure Chest Protector was awarded a perfect score. Alternatively, revise to remove such marketing disclosure.

Manufacturing, page 8

20. Please revise to disclose the name of your "primary production partner" as this information appears material. In addition, please advise whether your outsource manufacturing arrangements with third-party manufacturers are material agreements required to be filed as exhibits to you registration statement. Refer to Item 601 of Regulation S-K.

Raw Materials and Suppliers, page 8

21. Please disclose the "highly specialized protection materials" that you use to produce your products. Also advise whether the protection materials are limited. If material, disclose the amount that you spend to acquire such materials.

Our Customers, page 9

22. Please name each customer who accounted for ten percent or more of your consolidated revenues. Refer to Item 101(c)(vii) of Regulation S-K.

Advertising and Marketing, page 9

23. Please revise your disclosure to provide support for the numbers included in the second paragraph of this section and state that there is no guarantee that the number of your distributors and dealers, or your product offerings and market segments, will grow.

Our Growth Strategy, page 10

24. Please revise to clarify the process of picking your international distributors. In this regard, we note your disclosure that they are "hand-picked by [your] management team."

25. Please revise the second-to-last bullet point in this section to clarify in which country or countries you intend to lobby for the passage of legislation prescribing the use of your products.

Our Research and Development Efforts, page 10

26. We note your disclosure that all of your "products have achieved CE certification when necessary." Please revise to clarify the number and/or percentage of your products that required CE certification.

Competition, page 11

27. Please advise whether there are a small number of dominant competitors in your industry. If so, please revise this section to name your major competitors. Refer to Item 101(c)(x) of Regulation S-K.

Our Competitive Strengths, page 11

28. Please revise to remove the phrases "unique product," "proven track record," "a great deal of experience," "superior efficiencies,""powerful brand," "strong brand," and "ideally placed," as we view this as marketing language that is inappropriate for a registration statement.

29. Please substantiate your statement that you produce products at a "low cost" with "high quality."

30. Please balance the disclosure regarding your manufacturing process to state that you cannot guarantee that there will be a reduction in the cost price per unit which will translate to greater margins.

31. Please provide support for your statement that "due to the technical and revolutionary nature of the Leatt-Brace®, the Leatt brand is recognized by professional athletes and other sports enthusiasts worldwide."

Risk Factors, page 17

In Order to Grow at the Pace, page 17

32. Please provide an estimate of additional financing you may require to implement your long-term growth strategies and disclose whether you have taken any steps to seek additional financing.

33. We note disclosure on page 23 which states that fluctuations in fuel prices could have an effect on your operations. Please revise to include a risk factor highlighting the attendant risks.

We rely on patent and trade secret laws, page 18

34. Please revise the risk factor to disclose the recent litigation with Atlas regarding patent infringement.

We face an inherent business risk of exposure to claims, page 19

35. Please revise to disclose the nature and extent of your product liability insurance coverage so investors have an understanding of the product liability risks you retain.

The management team collectively has the power, page 22

36. Please reconcile the disclosure regarding the 67.7% stock ownership held by your management team with your beneficial ownership table on page 30.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

37. Please quantify the impacts of changes in price and volume on your revenues and cost of revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

38. Please revise to expand your discussion to explain in greater detail the factors causing all significant changes in your results and the underlying reasons for those factors. For example, you state gross profit percentage decreased in part due to additional logistics costs incurred to encourage increased customer orders and volumes globally. It is not clear whether this means you hired additional warehouse/order processing employees or

something else. In addition, the impact of this factor and the change in product sales mix are not quantified. Please quantify each factor when two or more factors are cited as a cause of a variance between comparable periods to enable investors to understand the relative impact of each on your results. Refer to the "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

39. We note you sell Leatt branded braces and OEM for other brands, apparel, accessories, and other safety devices such as armor. We also note your disclosure on page 7 of the number of brace units sold. We believe your results of operations disclosure of revenues could be made more useful to investors by providing quantification, preferably in a table, of revenues by major product category and, with respect to braces, incorporating the units sold into the discussion of changes in related revenues. Please revise as appropriate.

Obligations under Material Contracts, page 26

40. Please update the disclosure in the second paragraph by providing the outstanding amount under the Premium Finance Agreement.

Critical Accounting Policies, page 27

41. The discussion of your critical accounting policies should supplement, not duplicate, the description of accounting policies already disclosed in the notes to your financial statements. The disclosure should provide greater insight into the quality and variability of information regarding your financial condition and operating performance where significant estimates or judgment is involved. Please revise to focus the discussion on accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for them. Please see Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Security Ownership of Certain Beneficial Owners, page 29

42. Please revise footnotes 4 and 5 to disclose the vesting dates of the option shares that were awarded to Mr. Leatt and Mr. Macdonald.

Executive Compensation, page 34

Summary of Employment Agreements, page 35

43. It appears based on your exhibit list and Exhibits 10.15 and 10.16 that you have signed employment agreements with Erik Olsson and Philip Davy. Because they are your

named executive officers, please revise your disclosure to describe the material terms of their employment agreements or advise. Refer to Item 402(o) of Regulation S-K.

Compensation of Directors, page 35

44. Please revise your disclosure in this section to provide information about director compensation in tabular format. Refer to Item 402(r) of Regulation S-K.

Legal Proceedings, page 37

45. For each proceeding, please revise to disclose, where applicable, the damages sought or tell us why this is not necessary.

Market Price of and Dividends on Common Equity, page 38

46. Please revise to state that there is no guarantee that you will be listed on the OTCQB or advise.

47. We note that you are quoted on OTC's pink sheets. Please revise this section to disclose the high and low closing prices for your common stock as quoted on OTC. Additionally, please revise to include stock sale prices for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Refer to Item 201 (a)(1)(ii) of Regulation S-K.

Recent Sales of Unregistered Securities, page 38

48. Please revise to clarify whether any consideration was received in each transaction or advise. Refer to Item 701 of Regulation S-K.

Description of Securities to Be Registered, page 39

Common Stock, page 39

49. Because it is a legal conclusion, please delete the statement that "[a]ll of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable."

Financial Statements

Notes to the Financial Statements

50. Please revise to disclose where royalty fees are classified on your statements of operations.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition

51. We note that products are sold to retailers through approximately 60 distributors. It is
unclear as to whether revenue is recognized upon the sale to end users of the products
(retailers) or upon transfer to the distributors. Please tell us and disclose when revenue is
recognized and how you have determined that the timing of the recognition is appropriate
and in accordance with ASC 605-15-25-1.

Note 3. Inventory, page F-13

52. We note that you do not maintain a reserve for inventory obsolescence; however,
$110,552 was written off for obsolete inventory in 2011. In light of the significant
increase in your inventory balance, please tell us how you have determined that a reserve
is not necessary as of December 31, 2011.

Note 9. Commitments and Contingencies, page F-16

53. We note that disputes are only reported in detail in the financial statements or footnotes
when you believe that they may possibly have a material impact. Because you have
provided disclosure on various litigation matters to which the company is exposed, we
assume there is a reasonable possibility that these matters could have a material impact.
In this regard, you have not disclosed either (i) the possible loss or range of loss or (ii) a
statement that an estimate of the loss cannot be made. If there is at least a reasonable
possibility that a loss may have been incurred, disclosure of an estimate or range of loss,
or a statement that such an estimate cannot be made is required pursuant to ASC 450-20-
50. If you conclude that you cannot estimate the reasonably possible loss or range of
loss, please (1) explain to us the procedures you undertake on a quarterly basis to attempt
to develop a range of reasonably possible loss for disclosure and (2) for each material
matter, what specific factors are causing the inability to estimate and when you expect
those factors to be alleviated.

Signatures

54. Please revise the signature page to include the signature page for Exchange Act filings.
Also revise to remove the references to "Form 10-Q" and "the Securities Act of 1933."
Refer to Exchange Act Form 10.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Dawn Bernd-Schulz, Esq.
        Blank Rome LLP